Exhibit 99.59

Largo Resources Announces Results of its Special Meeting of Shareholders

The consolidation of the Company’s issued and outstanding common shares (“Common Shares”) was approved by the Company’s shareholders The Company will release its 2020 annual financial results after the close of market trading on March 17, 2021

Shareholder conference call with Paulo Misk, President and CEO, Ernest Cleave, CFO, Paul Vollant, Director of Sales and Trading, and Shazad Butt, VP of Engineering will be conducted at 3:00 p.m. ET on Thursday, March 18, 2021

TORONTO—(BUSINESS WIRE)—March 1, 2021—Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces voting results from its Special Meeting of Shareholders held on Monday, March 1, 2021 (the “Meeting”).

The consolidation of the Company’s Common Shares on the basis of up to one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Consolidation”) was approved by the Company’s shareholders at the Meeting. A total of 434,131,240 Common Shares were voted at the Meeting representing 72.92% of the Company’s Common Shares as of January 25, 2021, (the “Record Date”).

Results of the votes on the Consolidation are as follows:

Common Shares Voted for	%	Common Shares Voted Against	%	Common Shares Abstained	%
432,868,875	99.71%	1,260,965	0.29%	0	0.00%

For further detailed voting results on the Meeting, please refer to the Company’s Report of Voting Results filed on Largo’s profile at www.sedar.com. Further details of the Consolidation are contained within the Company’s Management Information Circular dated January 25, 2021, which is also available under Largo’s profile on SEDAR. Readers should review the Management Information Circular for the specific terms and conditions of the Consolidation.

Annual 2020 Results Conference Call

The Company will release its 2020 audited annual financial results on Wednesday, March 17, 2021 after the close of market trading. Additionally, the Company will host a conference call to discuss 2020 operating and financial results on Thursday, March 18, 2021 at 3:00 p.m. ET.

Details of the conference call are listed below:

Date:	Thursday, March 18, 2021
Time:	3:00 p.m. ET
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359

Q&A Portal / Audio Only Conference Line: https://produceredition.webcasts.com/starthere.jsp?ei=1438431&tp_key=39b19e657c

Q&A Details:	The Company requests all questions be submitted through the online portal link provided above. The ability to submit questions over the phone will not be available during this call.

Conference ID:	00739969
Replay Number:	Local / International: + 1 (416) 764-8677 North American Toll Free: (888) 390-0541 Replay Passcode: 739969 #
Website	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at www.largoresources.com/investors

About Largo Resources

Largo Resources is an industry preferred producer and supplier of high-quality vanadium. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURETM and VPURE+TM products, which are sourced from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery technology. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURETM, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

Contacts

Investor Relations:

Alex Guthrie

Senior Manager, External Relations

aguthrie@largoresources.com

Tel: +1 416-861-9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364